Exhibit 19

THE SCOTTS MIRACLE-GRO COMPANY & SUBSIDIARIES

CORPORATE POLICY W-LG-1             INSIDER TRADING POLICY

To:	All Scotts Associates Date: April 22, 2024
From:	Matthew E. Garth, Executive Vice President, Chief Financial Officer & Chief Administrative Officer Dimiter Todorov, Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

ScottsMiracle-Gro’s Principle
The Scotts Miracle-Gro Company is committed to full compliance with the U.S. Federal and State securities laws and regulations. The securities laws dealing with trading in securities are intended to ensure the maintenance of fair and honest stock markets. Conduct that violates the securities laws can subject individuals, as well as the Company, to civil and criminal penalties and is contrary to the values of the Company and its subsidiaries.

GENERAL POLICY

In the course of business operations, associates and members of the Board of Directors of the Company (“Directors”) may become aware of material, non-public “inside” information about the Company or about another public company, whether favorable or unfavorable. It is particularly important that all associates and Directors (and others who may become involved in these matters such as consultants and independent contractors) recognize the sensitivity of confidential business information and conduct themselves accordingly. The misuse of material, non-public information can have serious, undesirable consequences. In the case of trading in securities based on inside information or providing such information to other persons who may trade on the basis of that information, such consequences may include termination of employment, other adverse employment consequences, and criminal and civil penalties.

COVERAGE

Unlawful insider trading occurs when a person uses material non-public information obtained through their employment or other involvement with the Company to make decisions to purchase, sell or otherwise engage in transactions in that Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trading or otherwise transacting in the Company’s securities, tipping and making recommendations to engage in transactions by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined below.

This Policy applies to: (1) all Directors; (2) all associates of the Company and the Company’s direct and indirect subsidiaries (wherever located); (3) all Family Members (as defined below) of Directors and associates; (4) all corporations, partnerships, trusts or other entities controlled by any of the above persons (or controlled by a group comprising two or more of any of the above persons); and (5) any other person or entity as designated from time to time by the General Counsel. This Policy shall continue to apply to a Director or associate, such individual’s Family Members and all corporations, partnerships, trusts or other entities controlled by such individual even after such Director’s or associate’s separation from service to the Company. If a Director or associate is in possession of material nonpublic information when his or her service terminates, that individual, such individual’s Family Members and all corporations, partnerships, trusts or other entities controlled by such individual may not trade in Company securities until that information has become public or is no longer material. The pre-clearance procedures specified for Designated Persons (as described below) will cease to apply to transactions in Company securities upon the expiration of any blackout period applicable at the time of the separation of such Director’s or associate’s service as a Director or associate of the Company.

This Policy does not apply to a partnership of which any of the persons identified in clauses (1), (2) or (3) is a non-controlling general or limited partner, it being understood that transactions in Company securities by such partnership that are for the account of such non-controlling general or limited partner identified in clauses (1), (2) or (3) shall be deemed for purposes of this Policy to be transactions directly by that person (and not the partnership) and as such covered by this Policy.

The term “Family Members” includes (1) a person’s family members who share the same address as, or who are financially dependent upon, that person; (2) any unrelated person who shares the same address as the person (other than employees or tenants); and (3) any family members who do not live with the covered person but whose transactions in the Company’s securities are directed by the covered person or subject to that person’s influence or control. You are responsible for the transactions of your Family Members and, therefore, should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions by Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members (e.g., transactions pursuant to a trading plan compliant with Rule 10b5-1 or a trust operated and controlled by a third party not controlled by, influenced or related to you or your Family Members).

In all cases, the duty to comply or cause compliance with this Policy resides in the Director or associate.

SPECIFIC GUIDANCE

• Materiality/Confidentiality and When Information is Considered Public

1. All material, non-public information about the Company, whether favorable or unfavorable, is to be kept confidential until publicly disclosed by the Company. Similarly, all material, non-public information about other companies with which the Company does business, whether favorable or unfavorable, is to be kept confidential until publicly disclosed.

2. In general, information is considered material if a “reasonable” person would attach importance to the information in determining whether to purchase or sell a company’s securities. Any information that could be expected to affect the Company’s stock price, whether positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Without attempting to list all types of material information, such information includes:

a.Company earnings, possible dividend increases or decreases, and other financial information;

b.Significant positive or negative variances to plan in consumer purchase activity, as measured by retailer point of sale, in peak lawn and garden season months;

c.Any technological or similar “break through” which, when made public, could affect a company’s stock price;

d.The fact that an acquisition candidate of material importance or a material divestiture is being evaluated or considered, that discussions or negotiations are in progress, and any information relating to such matters;

e.Changes in senior management; and

f.Entry into, or termination of, a significant contract.

3. Confidential information concerning such matters is to be restricted to those associates and agents who have a “need to know” for the proper performance of their respective functions.

4. Management and each associate should exercise due care in protecting the confidentiality of such matters. In particular,

a.casual conversations in public areas are to be avoided; and

b.files containing material, non-public information should be stored in “secured” places.

5. Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Once information has been widely disseminated to the public, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until one complete trading day has concluded after the information is released. If the information is released once a trading day has commenced, the information is not considered absorbed until the conclusion of the next trading day.

A “trading day” is any day on which the New York Stock Exchange is open for trading.

    • Restrictions on Trading in Securities

1. Trading in Company Securities. No person subject to this Policy may buy, sell or make bona fide gifts of securities of the Company while aware of material, non-public or “inside” information concerning the Company. Designated Persons are subject to additional procedures specified below. It is the responsibility of each person subject to this policy to determine whether they are aware of material, non-public or “inside” information concerning the Company and, if so, to abstain from trading in Company securities.

2. Trading in the Securities of Other Companies. No person subject to this Policy who knows of a possible acquisition should make any trades in the securities of the acquisition candidate regardless of whether the acquisition is considered material to The Scotts Miracle-Gro Company or its subsidiaries. Similarly, no person subject to this Policy who becomes aware of material, non-public information relating to another company with which the Company transacts business or competes should make any trades in the securities of such company.

3. Prohibition on Short Sales. No person subject to this Policy may engage in short sales of Company securities. A short sale is the sale of a security that the seller does not own at the time of the trade; the sale is often accomplished using a security borrowed from a broker, and the seller is required to purchase the security at some time in the future to “cover” the sale.

4. Prohibition on Options Transactions. No person subject to this Policy may engage in transactions in puts, calls or other derivatives that relate to or involve Company securities. A put or call option gives the holder of the option the right to sell (put) or purchase (call) securities within a certain time period at a specified price. Such transactions are, in effect, bets on the short-term movement of the Company’s stock and, therefore, create the appearance that trading is based on non-public information.

5. Prohibition on Hedging Company Securities. Certain transactions, such as forward sale or purchase contracts, equity swaps, collars and exchange funds, allow an individual to hedge against decreases in the market value of Company securities held by or granted to such individual. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other shareholders. Accordingly, persons subject to this Policy are prohibited from engaging in hedging transactions involving Company securities.

6. Prohibition on Tipping. Communication of “inside” information to another person who may trade or advise others to trade on the basis of the information is considered “tipping.” Tipping is illegal and could subject both the tipper and the tippee to severe civil and criminal penalties, as well as termination of employment by the Company.

7. Exceptions. These trading restrictions do not apply to:

    (a) Stock Option Exercises and Restricted Stock Awards. Exercises of stock options or other equity awards or the surrender or withholding of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) other than to the Company as provided in clause (d) of this Section 5 while the associate or Director is aware of material, non-public information or, if the associate or Director is a Designated Person, while the trading window is closed;

    (b) 401(k) Plan or DSPP. Acquisitions or dispositions of Company stock under the Company’s 401(k) plan, the Company’s Discounted Stock Purchase Plan (“DSPP”) or other individual account plan which, subject to clause (c), are made pursuant to standing instructions not entered into or modified while the associate or Director is aware of material, non-public information or, if the associate or Director is a Designated Person, while the trading window is closed. This exception does not apply, however, to certain elections you may make under the 401(k) plan or DSPP, including, as applicable: (i) an election to increase or decrease the percentage of your elective deferrals that will be allocated to the Company stock fund; (ii) an election to initiate, increase or decrease contributions with respect to the DSPP; (iii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iv) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (v) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund;

    (c) Other Purchases from or Sales to the Company. Other purchases of securities from the Company or sales of securities to the Company; and

    (d) Rule 10b5-1 Trading Plans. Purchases or sales made pursuant to a binding contract, written plan or specific instruction (as discussed in more detail below, a “trading plan”) which is adopted and operated in compliance with Rule 10b5-1 and this Policy. This exception applies only to Section 1. Trading in Company Securities. All restrictions set forth in Sections 2 through 6 above shall apply.

    • Determination of Materiality

Determining what information about the Company or any other company is material may be difficult. If there is any doubt or the question is close, then the answer should be not to trade while aware of such information. If an associate has a question, he or she should raise it with the Chief Financial Officer or the General Counsel.

    • Penalties

Persons who trade in a company’s securities while aware of inside information are subject to severe sanctions, including (i) termination or suspension of employment by the Company, (ii) ineligibility for future participation in the Company’s equity incentive programs, (iii) compensation freezing, (iv) disgorgement of gains or avoided losses from transactions that violate this Policy, (v) reimbursement of the Company’s costs in responding to a violation of this Policy, as well as (vi) civil and criminal penalties, which could include monetary fines, liability for damages and prison time.

    • Additional Restrictions and Procedures for Designated Persons

1. Designated Persons. “Designated Persons” are persons that are otherwise covered by this Policy as set forth in “Coverage” above but who also come within one of the following four categories: (a) all Directors and executive officers of the Company (the “Section 16 Insiders”); (b) any associate of the Company who is specifically notified that he or she is a Designated Person; (c) Family Members of Section 16 Insiders or Family Members of specifically notified associates as specified in clause (b); and (d) all corporations, partnerships, trusts or other entities controlled by any of the above persons.

2. Pre-clearance of Trades. To help prevent inadvertent violations of this Policy and to avoid even the appearance of improper transactions, the Company has implemented the following procedures for pre-clearance of all trades (including gifts) in the securities of The Scotts Miracle-Gro Company by Designated Persons.

A Designated Person wishing to trade in Company securities must first notify the General Counsel’s office when they or any Family Member plans to enter into a transaction in the securities of The Scotts Miracle-Gro Company. This notification must be in writing (including by e-mail) and should include the identity of the Designated Person, the type of transaction (for example, an open market purchase, a privately negotiated sale, an option exercise, a gift, etc.), the date or proposed date of the transaction and the number of options or shares involved. In addition, the Designated Person must execute a certification (in the form attached as Exhibit A) that he or she is not aware of material, non-public information about the Company. The Chief Financial Officer and the General Counsel shall have sole discretion to decide whether to permit the contemplated transaction. (The General Counsel shall have sole discretion to decide whether to permit transactions by the Chief Financial Officer or his or her Family Members, and the Chief Financial Officer shall have sole discretion to decide whether to permit transactions by the General Counsel or his or her Family Members.) All trades that are pre-cleared must be effected within five business days of receipt of the pre-clearance unless a specific exception has been granted by the General Counsel and Chief Financial Officer. A pre-cleared trade (or any portion of a pre-cleared trade) that has not been effected during the five business day period must be pre-cleared again prior to execution. If a Designated Person becomes aware of material, non-public information following receipt of pre-clearance but before the trade is executed, the Designated Person must not complete the trade.

3. Trading Window. As a general rule, transactions by Designated Persons in the securities of The Scotts Miracle-Gro Company will be permitted only when the trading window is “open.” The open window period typically begins one full trading day following the public announcement by the Company of its quarterly earnings. The open window period typically ends on the day that is two calendar weeks prior to the end of each fiscal quarter, except for the third fiscal quarter, where the open window period will end after two weeks. The Company may from time to time close the trading window when it would otherwise be open in view of significant events or developments involving the Company. As a convenience, Designated Persons will be sent notices pertaining to the opening and closing of the trading window.

4. Pre-clearance of 10b5-1 Trading Plans. Rule 10b5-1 under the Exchange Act provides an affirmative defense against an allegation of insider trading. In order to be eligible to rely on this defense, a Designated Person must enter into a Rule 10b5-1 plan for transactions in securities of The Scotts Miracle-Gro Company that satisfies certain requirements specified in the Rule (including cooling-off periods). If the plan meets the requirements of Rule 10b5-1, a Designated Person may purchase or sell securities of The Scotts Miracle-Gro Company pursuant to the plan without regard to certain insider trading restrictions. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. For example, if a Designated Person implements a written trading plan (at a time when he or she was not aware of material, non-public information) specifying that he or she will sell 1,000 shares of common stock of the Company on the first day of each month following the end of the applicable cooling-off period, a sale pursuant to that plan would not subject the Designated Person to insider trading liability even if he or she was aware of material, non-public information at the time the sale took place.

Trading plans complying with Rule 10b5-1 have the obvious advantage of protecting against insider trading liability. However, they also require advance commitments regarding the amounts, prices and timing of purchases and sales under those plans and contracts, and thus limit flexibility and discretion with respect to such transactions to some degree. Accordingly, while some Designated Persons may find such trading plans attractive, they may not be suitable for all Designated Persons. It is the Company’s policy that any Designated Person wishing to adopt a new Rule 10b5-1 trading plan or amend an existing Rule 10b5-1 trading plan submit the trading plan in advance for review and written approval by the General Counsel and/or the Chief Financial Officer.

The General Counsel and Chief Financial Officer will approve a trading plan or trading plan amendment only if the trading plan (1) is in writing; (2) is submitted to the Company for review by the General Counsel and/or Chief Financial Officer prior to its adoption; and (3) is to be adopted while the Designated Person is not aware of material, non-public information and when the trading window is open.

While the Company encourages Designated Persons to use trading plans as appropriate, the Company’s expectation is that the Designated Person will adhere to the terms of the trading plan and not seek to terminate the trading plan before its natural conclusion. While the Company will not permit amendments to a trading plan, it will consider requests for early termination of a trading plan on a case-by-case basis. The Company expects that a Designated Person who successfully terminates a trading plan early will not seek to enter into a new trading plan for a period of at least six months following the early termination of that trading plan. Further, if the Company, in its sole discretion, determines that a Designated Person has engaged in a pattern of early termination of trading plans, the Company may decline to pre-approve future requests for trading plans by the Designated Person.

5. Post Transaction Notification. Section 16 Insiders must notify the General Counsel promptly following, and in no event more than one business day after, any trades (including gifts) in the securities of The Scotts Miracle-Gro Company to facilitate compliance with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (and the rules promulgated thereunder).

All questions about this policy should be directed to the Office of the General Counsel or Office of the Chief Financial Officer.

Exhibit A

PRE-CLEARANCE CERTIFICATION

I certify that I have read and I am familiar with the Insider Trading Policy of The Scotts Miracle-Gro Company & Subsidiaries (the “Company”).

Based on my review of the Company’s Insider Trading Policy, I believe the proposed purchase or sale of securities of the Company, or adoption of a Rule 10b5-1 plan regarding a future purchase or sale of securities of the Company, for which I am seeking pre-clearance is being completed in accordance with the Company’s Insider Trading Policy.

Further, by signing this certification, I represent to the Company that to the best of my knowledge I am not currently aware of any material, non-public or “inside” information about the Company.

I agree that if I become aware of any material, non-public or “inside” information about the Company at any time after pre-clearance has been granted but before the purchase, sale or adoption of a 10b5-1 plan, or if I am not sure whether such information is material, I will immediately stop the execution of such purchase or sale or adoption of a 10b5-1 plan and contact the General Counsel or Chief Financial Officer of the Company. However, once the purchase or sale has taken place, or once the adoption of a 10b5-1 plan has become effective, I need not take any further action.

Finally, I understand that early termination of a 10b5-1 plan exposes me to external regulatory risks as well as internal Company actions intended to discourage such activity.

Print Name ________________________

Signature __________________________

Date ______________________________